

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2014

Via E-mail:
Andrey Zasoryn
President, Secretary, Treasurer and Director
Spacepath, Inc.
7 Mayakovskogo Street
Birobidjan, Russia, 679016

> **Re:** **Spacepath, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 5, 2014**
> **File No. 333-191545**

Dear Mr. Zasoryn:

We have reviewed the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis and Plan of Operation, page 20

Revenue and Results of Operation, page 22

1. Please ensure that your revenue disclosure is consistent throughout your registration statement. For example, the revenue you disclose under this section, $29,225, differs from the revenue of $47,715 that you disclose in the description of business on page 25.

You may contact Terence O'Brien, Accounting Branch Chief at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Law Clerk at 202-551-3236 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Frederick C. Bauman
        Bauman & Associates Law Firm